Filed by Crestwood Equity Partners LP

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Crestwood Equity Partners LP

Commission File No.: 001-34664

The following infographic was posted to Crestwood Equity Partners LP’s website on August 16, 2023:

Crestwood | ENERGY TRANSFER

ENERGY TRANSFER TO ACQUIRE CRESTWOOD:

Maximizing long-term value for CEQP unitholders while de-risking operations

Transaction Terms

- Transaction value of **approximately $7.1bn**, including assumption of Crestwood debt
- Transaction structured as a **tax efficient, unit-for-unit exchange**
- **2.07 exchange ratio** of Energy Transfer units for each Crestwood unit
- **Expected to close in the fourth quarter of 2023**, subject to approval of Crestwood's unitholders and other customary regulatory approvals

“Over the last 12 years, Crestwood's employees have worked tirelessly to build a first-class organization focused on providing safe, reliable, and sustainable midstream services to our customers while maximizing value for our investors. The strategic transaction announced today with Energy Transfer is the result of a comprehensive review conducted by our Board of Directors and management team, which gave significant consideration to Crestwood's growth potential as a standalone business as compared to our potential as part of a much larger organization with the scale and diversification of Energy Transfer. Energy Transfer has an incredibly balanced and well-integrated asset portfolio spanning the entire midstream value chain and we believe Crestwood's assets have greater value within that platform versus standalone. The all equity, unit-for-unit exchange provides Crestwood's investors a tax-efficient opportunity for immediate accretion to distribution, access to an investment grade balance sheet and cost of capital, and substantial per unit value upside through continued ownership of Energy Transfer units.”

Robert G. Phillips
Founder, Chairman & Chief Executive Officer of Crestwood Equity Partners LP

Anticipated Benefits of the Transaction

Transaction maximizes long-term value for Crestwood unitholders ET targeting annual distribution per unit growth rate of 3-5%; distribution accretive to CEQP unitholders immediately upon closing

Crestwood will **benefit from significant scale, asset diversification, and cash flow mix** to provide stability through commodity and industry cycles

Advances Crestwood's strategic objectives and delivers greater value for our customers and business partners nationwide with assets spanning the entire midstream value chain

Crestwood employees will benefit from **exciting career opportunities as part of a larger organization** with more diverse business lines

Crestwood to benefit from Energy Transfer's **backlog opportunities and investment-grade balance sheet**

Combined Asset Footprint

ENERGY TRANSFER

- Pipelines
- Fractionator
- Terminals
- Major Terminals
- Processing
- Treating
- Storage

Crestwood

- Pipelines
- Processing Plants
- Compression Station
- Trucking
- Rail
- Pipeline Connection
- Storage

Forward Looking Statement

This communication contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as "believe," "expect," "may," "will," "should," "could," "would," "anticipate," "estimate," "intend," "plan," "seek," "see," "target," similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Energy Transfer and Crestwood, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Crestwood unitholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company's operations and other conditions to the completion of the merger, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Energy Transfer and Crestwood to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Energy Transfer, Crestwood or the directors of their respective general partners; the risk that disruptions from the proposed transaction will harm Energy Transfer's or Crestwood's business, including current plans and operations and that management's time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; rating agency actions and Energy Transfer and Crestwood's ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, changes in local, national, or international laws, regulations, and policies affecting Energy Transfer and Crestwood; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the merger that could affect Energy Transfer's and/or Crestwood's financial performance and operating results; certain restrictions during the pendency of the merger that may impact Crestwood's ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against Energy Transfer or Crestwood, and other political or security disturbances; dilution caused by Energy Transfer's issuance of additional units representing limited partner interests in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; changes in the supply and demand for oil, natural gas, and natural gas liquids; those risks described in Item 1A of Energy Transfer's Annual Report on Form 10-K, filed with the SEC on February 17, 2023, and subsequent reports on Forms 10 Q and 8-K; those risks described in Item 1A of Crestwood's Annual Report on Form 10-K, filed with the SEC on February 27, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying prospectus available from the sources indicated above.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Energy Transfer nor Crestwood assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Energy Transfer's or Crestwood's website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Energy Transfer LP ("Energy Transfer" or "ET") and Crestwood Equity Partners LP ("Crestwood" or "CEQP"), Energy Transfer and Crestwood will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement on Form S-4 filed by Energy Transfer that will include a proxy statement of Crestwood that also constitutes a prospectus of Energy Transfer. A definitive proxy statement/prospectus will be mailed to unitholders of Crestwood. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that Energy Transfer or Crestwood (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF Energy Transfer AND CRESTWOOD ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Energy Transfer or Crestwood, without charge at the SEC's Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by Energy Transfer will be available free of charge on Energy Transfer's internet website at www.energytransfer.com under the tab "Investor Relations" and then under the tab "SEC Filings" or by contacting Energy Transfer's Investor Relations Department at investorrelations@energytransfer.com. Copies of the documents filed with the SEC by Crestwood will be available free of charge on Crestwood's internet website at www.crestwoodlp.com under the tab "Investors" and then under the tab "SEC Filings". The information included on, or accessible through, Energy Transfer's or Crestwood's website is not incorporated by reference into this communication.

Participants in the Solicitation

Energy Transfer, Crestwood and the directors and certain executive officers of their respective general partners may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Crestwood's general partner is set forth in its proxy statement for its 2023 annual meeting of unitholders, which was filed with the SEC on March 31, 2023, and in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 27, 2023. Information about the directors and executive officers of Energy Transfer's general partner is set forth in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 17, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Crestwood Equity Partners LP Investor Contacts:

Andrew Thorington

Vice President, Finance and Investor Relations

713-380-3028 | andrew.thorington@crestwoodlp.com